I. Disclosure for N-SAR Sub-Item 77K

Due to independence matters under the Securities and Exchange Commission's auditor independence rules relating to the January 4, 2010 acquisition of Delaware Investments
(including Delaware Management Company, Delaware Distributors, L.P. and Delaware
Service Company, Inc.) by Macquarie Group, Ernst & Young LLP ("E&Y") has resigned as the independent registered public accounting firm for Delaware Group State Tax-Free
Income Trust (the "Fund") effective April 28, 2010.  At a meeting held on February 18,
2010, the Board of Trustees of the Fund, upon recommendation of the Audit Committee, selected PricewaterhouseCoopers LLC ("PwC") to serve as the independent registered public accounting firm for the Fund for the fiscal year ending February 28, 2011.  During the fiscal years ended February 28, 2010 and February 28, 2009, E&Y's audit reports on the financial statements of the Fund did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.  In addition, there were no disagreements between the Fund and E&Y on accounting principles, financial statements disclosures or audit scope, which, if not resolved to the satisfaction of E&Y, would have caused them to make reference to the disagreement in their reports.  Neither the Fund nor anyone on its behalf has consulted with PwC at any time prior to their selection with respect to the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Fund's financial statements.

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